EXHIBIT 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges

	Year Ended December 31
Dollars in millions	2005		2004		2003		2002		2001
Earnings
Pretax income from continuing operations before adjustments for minority interest (1)	$1,942		$1,735		$1,568		$1,821		$564
Fixed charges excluding interest on deposits	662		357		346		432		762

Subtotal	2,604		2,092		1,914		2,253		1,326
Interest on deposits	981		484		457		659		1,229

Total	$3,585		$2,576		$2,371		$2,912		$2,555

Fixed charges
Interest on borrowed funds	$599		$298		$258		$315		$645
Interest component of rentals	63		58		59		58		53
Amortization of notes and debentures			1		1		1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts					28		58		63

Subtotal	662		357		346		432		762
Interest on deposits	981		484		457		659		1,229

Total	$1,643		$841		$803		$1,091		$1,991

Ratio of earnings to fixed charges
Excluding interest on deposits	3.93	x	5.86	x	5.53	x	5.22	x	1.74	x
Including interest on deposits	2.18		3.06		2.95		2.67		1.28

(1)	As defined in Item 503(d) of Regulation S-K.